                                SERVICE AGREEMENT

         THIS AGREEMENT, made as of the 1st day of January, 2000 (the "Effective Date"), by and between Allmerica Financial Life Insurance and Annuity Company and First Allmerica Financial Life Insurance Company (hereinafter collectively referred to as "Allmerica"), having its principal office and place of business at 440 Lincoln Street, Worcester, MA 01653 ("Principal Office") and Templeton Funds Annuity Company ("TFAC"), having its principal office and place of business at 100 Fountain Parkway, St. Petersburg, FL 33716-1205.


                                    RECITALS:

         WHEREAS, Allmerica desires to retain TFAC to provide those Consulting & Call Center Services and limited Administrative Services described in Exhibit A (collectively, the "Services"), which is attached hereto and made a part hereof, for its Allmerica Immediate Advantage Variable Annuity contracts ("Contracts");

         WHEREAS, TFAC desires to provide the Services for the Contracts;

         NOW, THEREFORE, in consideration of the mutual covenants herein contained, the parties hereto agree as follows:


                             ARTICLE I: APPOINTMENT

1.01 RETAINER. Subject to the terms and conditions set forth in this Agreement, Allmerica hereby retains TFAC to perform the Services.

1.02 ACCEPTANCE. TFAC hereby agrees that on and after the Effective Date, upon the terms and conditions set forth hereinafter, it will perform the Services.


                                ARTICLE II: TERM

2.01 Initial Term; Renewal Term. Unless earlier terminated as provided in
Article XIII, this Agreement shall remain in full force and effect for a period of two (2) years from the Effective Date (the "Initial Term"). This Agreement shall continue in full force and effect for succeeding 1-year renewal periods (each such additional 1-year period being a "Renewal Term") until terminated as herein provided or until a party to this Agreement notifies the other party that there will not be a Renewal Term three months prior to the date such Renewal Term would otherwise begin. Notwithstanding any other section of this Agreement, both parties agree that TFAC shall provide the Administrative Services through and including March 31, 2000, although TFAC may provide Administrative Services after March 31, 2000 if otherwise agreed to by the parties in writing upon such specified terms.

                            ARTICLE III: DEFINITIONS

3.01 DEFINITIONS. For purposes of this Agreement:

         (a) "affiliate" means a person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with another person or beneficially owns or has the power to vote or direct the vote of twenty-five percent (25%) or more of any class of voting stock (or of any form of voting equity interest in the case of a person that is not a corporation) of such other person. For purposes of this definition, "control", including the terms "controlling" or "controlled", means the power to direct or cause the direction of the management and policies of a person, directly or indirectly, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise;

         (b)      "Administrative Services" means those services as defined in
                   Section I of Exhibit A;

         (c) "Consulting & Call Center Services" means those services as defined in Section II of Exhibit A;

         (d) the terms "Contract" and "Contracts" are interchangeable where appropriate and refer to any Allmerica Immediate Advantage Variable Annuity, Form A3029-99 and any state variation thereof, issued during any Term of this Agreement and any other Allmerica annuity products identified on Schedule 1 to this Agreement;

         (e) "Contract Value" means an amount equal to the present value of all future annuity payments discounted by the Assumed Investment Return ("AIR"), for variable income options or interest rate for fixed income options and the mortality rate used to determine the annuity payments;

         (f) "customer" or "contractholder" means a person who owns an Allmerica Immediate Advantage Variable Annuity or other Contract as defined above, issued by Allmerica;

         (g)      "Effective Date" means January 1, 2000;

         (h) "person" means a natural person, corporation, partnership, association, joint stock company, governmental entity, business trust, unincorporated organization or other legal entity;

         (i) "Event of Bankruptcy" means either party becomes or is declared insolvent or bankrupt, is the subject of any proceedings relating to its liquidation or insolvency, makes an assignment for the benefit of all or substantially all of its creditors, or enters into an agreement for the continuation, extension, or readjustment of all or substantially all of its obligations;

         (j) "Franklin Templeton Funds" means mutual funds for which an affiliated person of TFAC serves as the investment advisor or distributor;

         (k) "Reasonable Travel Expenses" shall mean, but not be limited to, reimbursement for coach class air travel, rental car, mileage, hotel and meal expenses incurred in providing the Services; and

         (l)      "Service Fee" means those fees as defined in Section 4.01.


                            ARTICLE IV: COMPENSATION

4.01 FEES. Beginning on the Effective Date of this Agreement and during the Initial Term and each Renewal Term, Allmerica shall pay to TFAC a Service Fee determined on the last day of each month and payable in arrears by the 15th day of the subsequent month. The monthly Service Fee will be the greater of (a) $30,000 plus Reasonable Travel Expenses minus (i) 0.03% multiplied by the total Contract Value of all Contracts, and (ii) 1/12 of 0.3% of the total assets in the Franklin Templeton Funds offered in any Allmerica multi-manager products (see Section 14.10), or (b) 0.03% multiplied by the total Contract Value of all Contracts.

The total Contract Value for the period of time during which TFAC is providing the Administrative Services shall be determined solely by TFAC. Thereafter, TFAC shall calculate the Service Fee and submit any supporting figures and calculations to Allmerica and Allmerica's actuaries shall review the Service Fee figure for accuracy.

In addition to the monthly Service Fee described above, Allmerica shall pay TFAC for any reasonable actuarial fees and reasonable out-of-pocket expenses incurred in providing Administrative Services under this Agreement and expenses incurred modifying the TFAC System pursuant to Section 7.05.

Allmerica will pay any unpaid fees incurred to date within 30 days of the date this Agreement is executed by the parties.

4.02 EXPENSES. Each party shall be responsible for any charges or expenses incurred in providing the Services or performing its duties under this Agreement except as otherwise indicated in this Agreement.

4.02 RENEWAL TERM. For each Renewal Term, TFAC shall be entitled to receive the same fees as for the prior term, unless the parties have agreed upon new fees and charges in writing. Except as relating to the Administrative Services, TFAC shall give Allmerica written notice six (6) months prior to the end of any term hereof if TFAC intends, effective at the start of the next Renewal Term, to increase its fees or to change the manner of payment for such fees.


                ARTICLE V: REPRESENTATIONS AND WARRANTIES OF TFAC

TFAC represents and warrants to Allmerica as follows:

5.01 ORGANIZATION; STANDING. As of the Effective Date, TFAC is a corporation duly organized, validly existing and in good standing under the laws of the State of Florida.

5.02 AUTHORITY. TFAC has the requisite corporate power and authority to execute and deliver this Agreement and to provide the Services contemplated hereunder. No additional corporate action is required to authorize TFAC to execute and deliver this Agreement or to perform the Services.

5.03 NO VIOLATION. Neither the execution and delivery of this Agreement nor the provision of the Services will conflict with or violate: (a) any provision of TFAC's certificate of incorporation or bylaws; (b) any applicable law or regulation; or (c) the terms of any contract to which TFAC is a party.

5.04 PERSONNEL. With regard to the Consulting & Call Center Services, TFAC represents and warrants that it has sufficient qualified personnel, equipment, and suppliers to perform such services in a timely fashion under this Agreement.


             ARTICLE VI: REPRESENTATIONS AND WARRANTIES OF ALLMERICA

Allmerica represents and warrants to TFAC as follows:

6.01 ORGANIZATION; STANDING. As of the Effective Date, Allmerica Financial Life Insurance and Annuity Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. As of the Effective Date, First Allmerica Financial Life Insurance Company is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Massachusetts.

6.02 AUTHORITY; COMPLIANCE. Allmerica has the requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. No additional corporate action or Broker-Dealer approval is required to authorize Allmerica to execute and deliver this Agreement or to consummate the transactions contemplated hereby. All data and other information supplied to TFAC by Allmerica was and will be true and correct when supplied and Allmerica will promptly update such data and information in writing to TFAC when it becomes erroneous or misleading.

6.03 NO VIOLATION. Neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated herein, conflict with or violate:
(a) any provision of Allmerica's certificates of incorporation or bylaws; (b) any applicable law or regulation; or (c) the terms of any contract to which Allmerica is a party.

                      ARTICLE VII: RESPONSIBILITIES OF TFAC

7.01 GENERAL. TFAC shall perform the Services upon the terms and conditions set forth herein for the Contracts within the time frames and Service Standards specified in Exhibit A-1. The Administrative Services may be delegated by TFAC to an outside actuary who will represent to TFAC that he will maintain his equipment and systems (such as computer data, software and databases)(equipment and systems are collectively referred to as the "TFAC System") in good operating condition. TFAC shall, nevertheless, have the right, at any time, and from time to time, to alter or modify any system, programs, procedures or facilities used or employed in performing its duties and obligations hereunder, provided that no such alteration or modification shall, without the consent of Allmerica which shall not be unreasonably withheld, materially and adversely change or affect the operations and procedures of Allmerica in using or employing the TFAC System hereunder. The parties understand and agree that the Administrative Services to be performed by TFAC are based on a limited volume of Contracts.

7.02 ADDITONAL REQUIREMENTS IN CERTAIN STATES . In those states for which such is required, TFAC will provide, at Allmerica's expense, a written notice approved by Allmerica to contractholders advising them of the identity of and relationship among TFAC, the contractholder and Allmerica, or of whatever other matters, applicable laws and regulations may from time to time require, provided in all cases Allmerica so advises TFAC.

7.03 CONSULTING & CALL CENTER SERVICES. For the Service Fees discussed herein, TFAC shall provide Consulting & Call Center Services to Allmerica concerning immediate variable annuities, variable product market development, sales support, Allmerica personnel training, industry standards, product development and implementation.

7.04 SECURITY. In the performance of the Services, TFAC shall establish and maintain facilities and procedures, including disaster recovery procedures, for the safekeeping of Allmerica contracts, applications, forms, and all documents, reports, records, books, files and other materials relative to this Agreement. TFAC agrees to make available a description of such facilities and procedures. TFAC may amend, modify, replace or eliminate any of such facilities or procedures from time to time provided no such action would, in its reasonable business judgment, jeopardize the quality and security of its performance of the Services.

7.05 COMPLIANCE. Provided Allmerica timely informs TFAC of changes in laws or regulations that affect the administration of the Contracts, TFAC shall, at Allmerica's expense, within a commercially reasonable period modify the TFAC System to the extent required in order to assure that its administration of the Contracts, including the reports, data and output produced in the course of such administration, remains in compliance with such amended laws and regulations. TFAC will timely inform Allmerica of the expenses incurred by TFAC in amending the TFAC System at Allmerica's request.

7.06 LIMITATION. TFAC shall have no authority, nor shall it represent itself as having such authority, other than as specifically set forth in this Agreement. Without limiting the generality of the foregoing sentence, TFAC specifically agrees that it will not do either of the following without the prior written consent of Allmerica which shall not be unreasonably withheld:

     (a) Institute or prosecute any legal proceedings against any third party (other than any third party who has contracted directly with TFAC) in connection with any matter pertaining to the Services provided pursuant to this Agreement or Allmerica's business or accept service of process, on behalf of Allmerica.

     (b) Waive, amend, modify, alter, terminate or change any term, provision or condition stated in the Contracts or discharge any Contract in the name of TFAC.


                   ARTICLE VIII: RESPONSIBILITIES OF ALLMERICA

8.01 GENERAL. Allmerica shall, in a timely fashion, provide TFAC with all materials and information necessary for the timely and proper administration and servicing of the Contracts including, but not limited to Contract forms, applications, data records, actuarial support, underlying unit values and mortality rates. Additionally, Allmerica shall perform certain activities as outlined in Exhibit A hereto.

8.02 COMPLIANCE. To enable TFAC to amend the TFAC System so that its output complies with all applicable laws and regulations, Allmerica shall promptly inform TFAC in writing of all changes in such laws or regulations that affect the Contracts. Allmerica will pay all expenses incurred by TFAC in amending the TFAC System as requested by Allmerica within ten (10) days of receiving written notice from TFAC of such expenses.


                              ARTICLE IX: INDEMNITY

In addition to any rights and remedies available under other provisions of this Agreement, the parties shall have the following rights and obligations.

9.01 BY ALLMERICA. Except as otherwise expressly provided in this Agreement, Allmerica shall indemnify and hold TFAC and its affiliates harmless from and against any and all liabilities, losses and damages incurred, expenses reasonably incurred (including fees of attorneys and other professional advisors and of expert witnesses) and judgments, settlements and court costs (all of the foregoing being referred to collectively hereinafter as "TFAC Damages and Claims") which arise out of or are attributable to Allmerica's gross negligence or willful or criminal misconduct in performing its obligations under this Agreement, including without any intended limitation, TFAC Damages or Claims attributable to:

     (a) Allmerica's breach of any representation or warranty under Article VI or of any covenant under Article VIII, or XI; or

     (b) TFAC's reliance on or implementation of any written instructions provided by Allmerica.

9.02 BY TFAC. Except as otherwise expressly provided in this Agreement, TFAC shall indemnify and hold Allmerica and its affiliates harmless from and against any and all liabilities, losses and damages incurred, expenses reasonably incurred (including fees of attorneys and other professional advisors and of expert witnesses) and judgments, settlements and court costs (all of the foregoing being referred to collectively hereinafter as "Allmerica Damages and Claims") which arise out of or are attributable to TFAC's gross negligence or willful or criminal misconduct in providing the Services and performing its other obligations under this Agreement, including without any intended limitation Allmerica Damages or Claims attributable to:

     (a) TFAC's breach of any representation or warranty under Article V or of any covenant under Article VII or XI; or

     (b) TFAC's failure to properly implement any written instructions provided by Allmerica, unless such instructions were inconsistent with the terms of this Agreement, and such failure amounted to a unilateral amendment of such terms of the Agreement, or were unreasonable. Allmerica expressly acknowledges that the Administrative Services provided under this Agreement are particularly limited and defers to TFAC's judgement as to whether TFAC is capable of implementing any written instructions provided by Allmerica relating to the Administrative Services.

9.03 PROCESSING LIABILITY. Subject to the provisions of 9.01 and 9.02, in the event of any liability incurred by Allmerica or TFAC as a result of a Contract processing error made by TFAC, TFAC shall be liable for 30% of such amount and Allmerica shall be liable for 70% of such amount. For purposes of calculating processing errors, both parties understand and agree that liabilities shall only mean and include amounts legally required to be payable or creditable to contractholders and their beneficiaries and shall not include internal costs incurred by either party to correct such errors.


                           ARTICLE X: STANDARD OF CARE

10.01 GENERAL. TFAC shall comply in all material respects with all applicable laws and regulations in providing the Services of which Allmerica provides notice to TFAC.


  ARTICLE XI: CONFIDENTIALITY & OWNERSHIP OF SERVICES AND CONTRACT INFORMATION

11.01 BY TFAC. TFAC acknowledges that all documents, reports, records, books, files and other materials relative to Allmerica, its business and its contractholders shall be the sole property of Allmerica and that such property shall be held by TFAC as agent during the term of this Agreement and returned to Allmerica upon request and/or termination of this Agreement at Allmerica's expense, except that TFAC may retain copies of such materials. TFAC will not destroy any documents or data that belong to Allmerica or are related to the Services provided under this Agreement or the Contracts. Except as provided below, all information furnished by Allmerica to TFAC relating to the Contracts is confidential and neither TFAC nor any of its affiliates, agents or representatives shall disclose any such information, directly or indirectly, to any third party except to the extent required by law to make such disclosure.

11.02 BY ALLMERICA. Allmerica acknowledges that: (a) TFAC and certain other persons may have proprietary rights in and to the TFAC System; and (b) that the TFAC System may constitute and/or contains confidential material and trade secrets of TFAC, its affiliates or unrelated persons, including any individual or entity to which TFAC delegates duties. Accordingly, Allmerica agrees to maintain the confidentiality of the TFAC System. Further, Allmerica acknowledges that this Agreement in no way gives Allmerica any rights in or to the TFAC System and that, except as provided below, all information furnished by TFAC to Allmerica hereunder is confidential and neither Allmerica nor any of its affiliates, agents or representatives shall disclose any such information, directly or indirectly, to any third party except to the extent required by law to make such disclosure.

11.03     BY BOTH PARTIES.  Both parties acknowledge and agree that:

     (a) the Service Fee structure under this Agreement, attached Exhibits and Schedules are confidential and proprietary and such terms thereof shall not be shared with any person other than those persons who have a need to know in order to enable Allmerica or TFAC to perform their obligations under this Agreement and which persons are employees, advisors, representatives or agents of Allmerica, TFAC or the affiliates of either;

     (b) during the term of the Agreement and thereafter each party hereto shall not, directly or indirectly, or through any third party utilize confidential information obtained pursuant to this

          Agreement to recruit or attempt to recruit any Allmerica (in the case of TFAC) or TFAC (in the case of Allmerica) insurance agents, brokers, general agents or other producers; and

     (c) all records, data, documents, reports, files and other material generated in providing the Services shall be the sole property of Allmerica. Upon termination of any part of this Agreement, TFAC agrees to provide Allmerica, at Allmerica's expense, with a copy of all records, data, documents, reports, files and other material maintained or created to perform the Services and administer the Contracts.

11.04 Exceptions. Anything herein to the contrary notwithstanding, the following information shall not be deemed confidential for purposes of this Article:

     (a) information which is already public knowledge or becomes generally available to the public other than as a result of a disclosure by the party alleged to have violated this Article;

     (b) information which becomes available to a party on a non-confidential basis from a source (other than the party which is the subject of such information) which is not bound by a confidentiality agreement with the party to whom such information pertains or whom the party alleged to have breached this Article has no reason to know is so bound; or

     (c) information which, prior to disclosure thereof by the non-breaching party, is in possession of the party alleged to have breached this Article.

11.05 INJUNCTIVE RELIEF. Both parties acknowledge that the breach of this
Article XI by either of them could cause the non-breaching party irreparable harm not compensable by monetary damages. Accordingly, the parties agree that the breach or threatened breach of this Article by either of them shall entitle the non-breaching party to injunctive relief, in addition to any other available remedies.


                 ARTICLE XII: ACCESS TO RECORDS AND INFORMATION

12.01 BY ALLMERICA. Upon reasonable notice to TFAC, Allmerica shall have access, during normal business hours, to all documents, records, books, files and other materials relative to this Agreement and maintained by TFAC, subject to Allmerica's adherence to TFAC's security practices and procedures.

12.02 AUDITORS AND REGULATORS. Allmerica and its duly authorized independent auditors shall have the right upon reasonable notice to TFAC and at reasonable frequencies during TFAC's normal business hours to perform on-site examinations, inspections and audits of records and accounts directly pertaining to the Contracts or Services provided hereunder. At the request of Allmerica, TFAC shall make available to Allmerica, its auditors and representatives of regulatory agencies, all business records, activities, procedures or operations of TFAC that are reasonably related to the Services provided under this Agreement, including the right to interview any TFAC personnel involved in providing or supporting the Services.

If Allmerica determines, in consultation with TFAC, following an audit that errors have been made in TFAC's records, procedures or operations, TFAC will make prompt correction and forward evidence of such corrections to Allmerica. TFAC will make all such corrections as soon as reasonably possible.

                            ARTICLE XIII: TERMINATION

13.01 RIGHT TO TERMINATE. Subject to Sections 13.02 and 13.03, after the Initial Term either party may terminate this Agreement at any time upon three (3) months written notice to the other party. In addition, the Agreement may be terminated by mutual consent of the parties in writing at any time.

13.02 DEFAULT. If either of the parties hereto materially breaches this Agreement or is materially in default in the performance of any of its duties and obligations hereunder (the "Defaulting Party"), the other party hereto may give written notice thereof to the Defaulting Party and if such default or breach shall not have been remedied to the non-defaulting party's reasonable satisfaction within sixty (60) days after such written notice is given, then, at the non-defaulting party's option, this Agreement shall terminate at the end of such sixty (60) day period. At its option, either party hereto may also terminate this Agreement without prior notice and be relieved of its obligations under this Agreement in the event the other party experiences an Event of Bankruptcy, as defined in Article III, that impairs the financially impaired party from performing its duties under this Agreement.

13.03 NON-WAIVER. Termination of this Agreement due to default or breach by Allmerica shall not constitute a waiver of any rights of TFAC in reference to Services performed prior to such termination. Termination of this Agreement due to default or breach by TFAC shall not constitute a waiver by Allmerica of any rights it might have under this Agreement.


                           ARTICLE XIV: MISCELLANEOUS

14.01 ASSIGNMENT. Neither this Agreement nor any rights or obligations hereunder, other than as specified in Sections 7.01 and 11.02, may be assigned by either party hereto without the prior written consent of the other, which consent shall not be unreasonably withheld.

14.02    DISPUTE RESOLUTION.

         (a) The parties to this Agreement understand and agree that the implementation of this Agreement will be enhanced by the timely and open resolution of any disputes or disagreements between such parties. Each party hereto agrees to use its best efforts to cause any disputes or disagreements between such parties to be considered, negotiated in good faith and resolved as soon as possible. In the event that any dispute or agreement between the parties involving damages or claims of less than or equal to TWENTY THOUSAND DOLLARS ($20,000.00) cannot be resolved to the satisfaction of the parties within twenty (20) days after either party has notified the other in writing of the need to resolve such dispute or disagreement, then such dispute or disagreement shall be immediately referred to a senior officer at Allmerica and TFAC for consideration.

         (b) All disputes and disagreements between the parties involving damages and claims of more than TWENTY THOUSAND DOLLARS ($20,000.00) or those disputes and disagreements that were not resolved in Section 14.02(a) will be decided by arbitration, regardless of the insolvency of either party, unless the conservator, receiver, liquidator, or statutory successor is specifically exempted from an arbitration proceeding by applicable state law. Either party may initiate arbitration by providing written notification to the other party, if any dispute is not satisfactorily resolved within ninety (90) days following written notice of the substance of the dispute to the other party. Such written notice shall set forth a brief statement of the issue(s), the failure of the parties to reach agreement, and the date of the demand for arbitration.

An arbitration panel shall be chosen consisting of three arbitrators. The arbitrators must be impartial and must be or must have been officers of life insurance or financial services companies other than the parties or their affiliates. Each party shall select an arbitrator within thirty (30) days from the date of the demand. If either party shall refuse or fail to appoint an arbitrator within the time allowed, the party that has appointed an arbitrator may notify the other party that, if it has not appointed its arbitrator within the following ten (10) days, the arbitrator will appoint an arbitrator on its behalf. The two arbitrators shall select a third arbitrator within thirty (30) days of the appointment of the second arbitrator. If the two arbitrators fail to agree on the selection of the third arbitrator within the time allowed, either party may ask ARIAS oUS to appoint the third arbitrator. However, if ARIASoUS is unable to appoint an arbitrator who is impartial and who is or was an officer of a life insurance or financial services company other than the parties or their affiliates, then either party may ask a court to appoint the third arbitrator pursuant to the Uniform Arbitration Act or any similar statute empowering the court to appoint an arbitrator.

The arbitration panel shall interpret this Agreement as an honorable engagement rather than merely a legal obligation, and shall consider practical business and equitable principles as well as industry custom and practice. The panel is released from judicial formalities and shall not be bound by strict rules of procedure and evidence.

The arbitration panel shall determine all arbitration schedules and procedural rules. Organizational and other meetings shall be held in a location selected by the party initiating the arbitration, unless the panel shall select another location. The panel shall decide all matters by majority vote.

Decisions of the arbitration panel shall be final and binding on both parties. The panel may, at its discretion, award costs and expenses it deems appropriate, including but not limited to attorneys' fees and interest. Judgment may be entered upon the final decision of the panel in any court of competent jurisdiction. The panel may not award exemplary or punitive damages. Unless the panel decides otherwise, each party will be separately responsible for paying all fees and expenses charged by its respective counsel, accountants, actuaries, and other representatives in connection with the arbitration, and the parties shall bear equally the fees and expenses of the arbitrators and any ancillary expenses associated with a hearing (e.g., any rental fee for use of the hearing room, etc.).

14.03 REMEDIES. The remedies provided for in this Agreement are the sole and exclusive remedies available to the parties hereto for: (a) any damages and claims based upon, arising out of or otherwise relating to this Agreement and the transactions contemplated hereunder; and (b) for any breach or threatened breach of this Agreement.

14.04 INDEPENDENT CONTRACTOR. It is understood and agreed that the Services are performed hereunder by TFAC as an independent contractor and not as an employee or partner of Allmerica, and does not create any exclusive arrangement between the parties.

14.05 ENTIRE AGREEMENT; AMENDMENT. This Agreement constitutes the entire agreement between the parties hereto and supersedes all prior agreements with respect to the subject matter hereof, whether oral or written. Except as otherwise expressly provided in this Agreement, this Agreement, including the Exhibits and Schedules hereto, may not be modified and no provision hereof may be waived except in a written instrument executed by both of the parties hereto. The waiver by either party hereto of any provisions of this Agreement on any one or more occasions shall not be construed to constitute a waiver of that or any other provision on any other occasion. This Agreement does not create and shall not be construed so as to create any partnership or any type of joint venture by and between all or any of the parties hereto.

14.06 SURVIVAL. The representations, warranties, covenants and obligations contained herein shall survive the execution of the Agreement and the performance of the Services hereunder.

14.07 GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Massachusetts and without regard to the conflicts of laws principles thereof.

14.08 EXHIBITS & SCHEDULES. The Exhibits and Schedules hereto, including any agreed upon amendments thereto, shall be deemed a part of this Agreement as fully and effectively as set forth in full in the body of this Agreement. The terms used in the Exhibits and Schedules shall have the same meaning as such terms have in this Agreement, unless the contrary intention is clearly manifested in such Exhibits and Schedules.

14.09 ANCILLARY AGREEMENT. The parties understand and agree that a minimum of two Franklin Templeton Funds will be offered in each of Allmerica's new multi-manager products, distributed through Allmerica's career agents and Broker-Dealers. In addition, subject to system availability, two Franklin Templeton Funds will be offered in each of Allmerica's existing multi-manager products, distributed through Allmerica's career agents and Broker-Dealers. The terms of the ancillary agreement will be set forth in a separate agreement to be negotiated by the parties.

14.10 NEW PRODUCTS AND SERVICE AGREEMENTS. At any time and from time to time while this Agreement remains in force, the parties may wish to enter into other business arrangements with respect to new service agreements or variable life and annuity products. The parties agree to negotiate in good faith the terms and conditions of any future agreements.

14.11 SEVERABILITY. Any provision of this Agreement which is invalid or unenforceable in any jurisdiction shall be ineffective to the extent of such invalidity or unenforceability without invalidating or rendering unenforceable the remaining provisions hereof, and any such invalidity or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

14.12 HIRING OF EMPLOYEES. During the term of this Agreement and for one (1) year thereafter, Allmerica and TFAC and any of their affiliates shall not, directly or indirectly, solicit for employment any person employed or working on the Services provided under this Agreement within the preceding twelve (12) months by the other party or any affiliate of the other party without the prior written consent of the other party, which shall not be unreasonably withheld; provided, however, that (i) in the event either party uses the services of a professional recruiter and provides such recruiter solely with generic job duties and job descriptions (without making any reference to the other party or the other party's affiliates) and such recruiter contacts a qualified candidate who happens to be an employee of the other party and that candidate initiates contact through the recruiter with that party, then that party may employ that employee, or (ii) in the event an employee of the other party responds to a general advertisement placed by a party, then that party may employ that employee.

         IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in their names and on their behalf by and through their duly authorized officers as of the Effective Date.


                            ALLMERICA FINANCIAL LIFE INSURANCE & ANNUITY COMPANY
Attest:  ________________
                            FIRST ALLMERICA FINANCIAL LIFE INSURANCE COMPANY

                            By:  ________________________________________

                            Its:  _______________________________________

                            Date:________________________________________






                            TEMPLETON  FUNDS ANNUITY COMPANY

Attest:  ________________   By:  ________________________________________

                            Its:  _______________________________________

                            Date:________________________________________

                                                                       EXHIBIT A


                                    SERVICES


                           I. ADMINISTRATIVE SERVICES

TFAC shall provide the Administrative Services described below, subject to such alterations as the parties may from time to time mutually agree upon. In any event, TFAC will be serving as the administrative services provider and in no event will it perform services as a broker-dealer or insurance agency.

1. SET UP PHASE. TFAC will utilize the TFAC System for administering and issuing Allmerica's Contracts. Allmerica will provide TFAC with the approved applications and administrative forms necessary to administer and issue the Contracts. TFAC will format and implement all forms and confirmation statements necessary to administer and issue the Contracts and will adhere to the Service Standards as outlined in Exhibit A-1.

2. RECEIPT OF APPLICATION OF PAYMENTS. Allmerica will receive all Contract applications and the corresponding payment or "Single Purchase Payment" as defined by the Contracts. On the day of receipt, Allmerica will fax all complete applications and any accompanying paperwork to TFAC for immediate processing.

3. CONTRACT ISSUANCE. Unless directed otherwise, TFAC shall administer the application in accordance with the information provided on the application. TFAC will not process an application until Allmerica has reviewed and approved suitability and licensure. Subject to the Service Standards outlined in Exhibit A-1, TFAC shall be responsible for: processing all applications; and generating applicable transaction and payment confirmation statements. The confirmation statements shall be mailed to the Customer with a copy to the Allmerica agent.

TFAC shall process all transfer of assets documentation including, but not limited to, mailing the letter of acceptance and transfer of assets form to the issuing company. Upon receipt of the transferred check or funds, Allmerica shall fax a copy to TFAC for application to the Contract. For 1035 Exchanges lacking cost basis information, TFAC shall send a request to the original company and one (1) follow up letter. For delivery receipts, TFAC shall send one (1) follow up letter and then send to Allmerica for disposition if the receipt is not obtained. All conservation of business efforts shall occur at Allmerica's Principal Office.

4. ANNUITY PAYMENTS. Allmerica shall provide TFAC with daily annuity unit values. TFAC shall calculate the annuity payments based on the annuity units applicable to each Contract and email the value of each annuity payment to Allmerica for review. Allmerica shall generate all annuity payment checks and forward those payments to the Owner or designated payee. TFAC shall mail all applicable transaction and payment confirmation statements to the Owner on behalf of Allmerica's broker-dealer.

5. TRANSACTIONS. Subject to the Service Standards set forth in Exhibit A-1, TFAC shall be responsible for processing all transactions applicable under the Contracts.

Requests for contract disbursements or transfers amongst the underlying funds shall be administered by TFAC. The disbursements include partial withdrawals, surrenders and exchanges. Allmerica shall provide TFAC with written disbursement procedures and approved Allmerica forms and letters. TFAC shall verify the owner's signature for every disbursement. TFAC will conduct all follow up work necessary to implement the disbursement including but not limited to obtaining any necessary information from the contractholder. TFAC shall mail all transaction confirmation statements to the contractholders on behalf of Allmerica's broker-dealer.

TFAC shall process all death benefit claims. Upon completion of its calculations, TFAC shall fax the death benefit information to Allmerica. Allmerica will issue and mail (1) death benefits checks to the beneficiary/beneficiaries, or (2) any payment due upon the death of an annuitant. TFAC shall prepare and transmit to Allmerica all information necessary for Allmerica to file Form 1099 tax reports for the Contracts subject to Administrative Services from the Effective Date through March 31, 2000. Allmerica shall generate Form 1099s for disbursements from the Contracts.

6. PAYMENT OF COMMISSIONS. Allmerica is responsible for generating proper commission payments and statements for all Purchase Payments received and applied to the Contracts. TFAC will provide Allmerica with a report that will contain any necessary Contract information so as to enable Allmerica to calculate and pay any trail commissions to its agents/representatives.

7. WRITTEN COMMUNICATIONS. Any document delivered to TFAC for delivery to Allmerica's contractholder shall be delivered by TFAC promptly and in accordance with the Service Standards on Exhibit A-1.

8. RECORDKEEPING. TFAC shall maintain a complete file on record of the Contracts. Upon request or termination of this Agreement, TFAC shall provide Allmerica with either the original or a copy of each file.

All production cycles, which include accounting reports, quarterly/annual statements, and confirmation statements shall be maintained chronologically at TFAC.

9. COMPLAINTS & LITIGATION. Allmerica will respond to all customer complaints, regulatory inquiries and lawsuits. Pursuant to the Service Standards set forth on Exhibit A-1, TFAC agrees to provide Allmerica with information and data necessary to respond to such complaints, inquiries or lawsuits as soon as reasonably practicable so that Allmerica may respond in a timely fashion.

10. ILLUSTRATIONS. TFAC will immediately contact Allmerica with any request for illustrations. Allmerica will prepare and forward the illustrations to the appropriate agent/representative.

11. REPORT PRODUCTION. TFAC shall provide daily, monthly or quarterly reports as requested by Allmerica.


                      II. CONSULTING & CALL CENTER SERVICES

The Consulting & Call Center Service are as follows:

1. CALL CENTER. TFAC shall answer all Contract calls placed to two designated toll free numbers. As part of its Call Center responsibilities, TFAC shall forward to Allmerica on the day the request is received all transaction requests or Contract questions not provided for under the Agreement. TFAC will confirm that the caller or requesting party is entitled to the information or form before providing any Contract information. TFAC will answer all customer and agent inquiries, except for questions that need to be answered by a broker-dealer. TFAC shall record all relevant information received from a contractholder or agent in its database or computer system. In addition, TFAC will maintain a log of all calls received from customers and agents and record all telephone conversations.

As part of TFAC's Call Center responsibilities, TFAC shall answer routine commission inquiries from commission payees (i.e., amount of commission, rate of commission, status of commission). Allmerica will provide TFAC with commission information and, if necessary, TFAC will consult a designated Allmerica employee to obtain any additional commission information or data.

2. CONSULTATION AND TRAINING. TFAC shall train Allmerica's personnel and agents on the Immediate Variable annuities and the Allmerica Contracts. As part of this training, TFAC shall answer questions and make presentations with Allmerica personnel, but not customers, at the Allmerica Principal Office, branch and/or field offices.

3. MISCELLANEOUS TRANSACTIONS. After the Administrative Services have terminated, TFAC will continue to process transfer requests, address changes and comply with Section 9, "Complaints & Litigation", of Article I above until the Agreement is terminated in its entirety.

                                                                     Exhibit A-1

SERVICE STANDARDS


1.       CONTRACT ADMINISTRATION

SERVICE                                              STANDARD

Application, in good order                           Same Day

Application without dollars                          5 Days

1035/TOA (mail Letter of Acceptance)                 3 Days

1035/TOA Follow-up calls                             10 Days

Address Changes                                      5 Days

New Business Quality Check (no dollars)              3 Days

Issuance and mailing of Contracts                    2 Days

Title (e.g., name and beneficiary changes)           5 Days

Claims                                               1 Day

Complaints/Regulatory Inquiries                      2 Days

Withdrawals & Transfers                              1 Day


2.       CALL CENTER/CUSTOMER SERVICE/TRAINING

-         Agent Phone Lines

Abandonment Rate                                     2%

Average Speed of Answer                              20 seconds

Average calls per day per rep                        50

-         Customer Phone Lines

Abandonment Rate                                     3%
Average Speed of Answer                              20 seconds

Average calls per day per rep                        70

Internal New Business efficiency                     98%

                                   SCHEDULE 1



1.       Allmerica Immediate Advantage Variable Annuity, Form A3029-99